UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 16,082,343*
	8	SHARED VOTING POWER: 285,550**
	9	SOLE DISPOSITIVE POWER: 16,082,343*
	10	SHARED DISPOSITIVE POWER: 285,550**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,367,893**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.8% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 14,302,736 shares held by Matthew T. Moroun, individually; 780,648 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust; 762,042 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust; and 236,917 shares held by Redoubtable, LLC (“Redoubtable”). Matthew T. Moroun serves as trustee of each of these two trusts and as Manager of Redoubtable.

**

Consists of 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun, and this report shall not be deemed an admission that Mr. Moroun is the beneficial owner of such shares.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Nora M. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,090,879
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,090,879
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,090,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, February 14, 2020, November 30, 2020, December 15, 2020, and December 29, 2020, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, no par value (“Common Stock”), of Universal Logistics Holdings, Inc. (the “Company” or “ULH”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 8 is being filed by Matthew T. Moroun in his individual capacity, and in his capacity as Manager of Redoubtable, LLC and as trustee of the following four trusts: (i) the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (“MJM Revocable Trust”); (ii) the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019 (“2019 NMM Annuity Trust”); (iii) the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020 (“2020 Nora Moroun Trust”); and (iv) the 2020 Irrevocable Lindsay S. Moroun Trust (“2020 Lindsay Moroun Trust”). The Amendment is also being filed by Lindsay S. Moroun and Nora M. Moroun in their individual capacities. Matthew T. Moroun, Lindsay S. Moroun, and Nora M. Moroun are collectively referred to as the Reporting Persons.

Since the December 29, 2020 filing of Amendment No. 7 to this Schedule 13D:

1)

On May 3, 2021, Matthew T. Moroun, as trustee for the 2019 NMM Annuity Trust, distributed 81,079 shares of the Company’s Common Stock to Nora M. Moroun, individually, under the terms of the documents governing the 2019 NMM Annuity Trust.

2)

On June 18, 2021, the MJM Revocable Trust sold 417,757 shares of the Company’s Common Stock to the 2020 Nora Moroun Trust. The source of funds for the purchase by the 2020 Nora Moroun Trust was an interest-bearing note payable to the Estate of Manuel J. Moroun. The purchase price was $8,773,000 based on the number of shares multiplied by a per share price of $21.00. The per share price was determined by an independent third party using the average price of ULH’s Common Stock on June 18, 2021, adjusted for an applicable discount due to the number of shares purchased in the transaction.

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew T. Moroun is the Chairman of the Board of Directors of the Company. He is also Chairman of the Board of Directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI), a leading truckload dry van carrier. PTSI’s business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. Matthew T. Moroun is also Chairman of Oakland Financial Corporation, an insurance holding company based in Sterling Heights, Michigan, and its subsidiaries. He also serves as Chairman and President of CenTra, Inc., a diversified holding company, and is Chairman and President of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. The business address for CenTra, Inc. and DIBC Holdings, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is a shareholder, trustee and/or director for other family businesses engaged in, among other things, transportation services, real estate acquisition, development, and management.

Nora M. Moroun is the President of Ammex, Inc., a company which owns and operates duty-free retail locations in Detroit, Michigan. The business address of Ammex, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

The business address of Lindsay S. Moroun is 12225 Stephens Road, Warren, Michigan 48089.

(d), (e)

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The Source and Amount of Funds or Other Consideration of the two transactions occurring on May 3, 2021 and June 18, 2021 are set forth in Item 2, items 1) and 2).

Item 4. Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the seventh paragraph thereof:

Since the filing of Amendment No. 7 on December 29, 2020, the transactions set forth in Item 2, items 1) and 2), decreased the aggregate shares reportable by Matthew T. Moroun from 16,448,972 (61.1% of the Company’s outstanding shares) on December 15, 2020 to 16,367,893 shares (60.8% of the Company’s outstanding shares) on June 18, 2021.

Since the filing of Amendment No. 7 on December 29, 2020, the transaction set forth in Item 1, item 1), increased the aggregate shares reportable by Nora M. Moroun from 3,009,800 (11.2% of the Company’s outstanding shares) on December 15, 2020 to 3,090,879 shares (11.5% of the Company’s outstanding shares) on June 18, 2021.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,919,455 shares of Common Stock outstanding as of May 10, 2021 as disclosed in the Company’s Form 10-Q filed on May 13, 2021.

(b)	See Items 7-10 of the cover page for each Reporting Person.

(c)	Except for the transactions described in this Amendment No. 8, the Reporting Persons have not engaged in any transactions in the Common Stock since the filing of Amendment No. 7 to the Schedule 13D.

(d)

Matthew T. Moroun’s wife, Lindsay S. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 285,550 shares held by her which are reported as beneficially owned by Matthew T. Moroun. Matthew T. Moroun disclaims beneficial ownership of these shares. Shares in the 2020 Nora Moroun Trust and the 2020 Lindsay Moroun Trust are held for the benefit of the Moroun family.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first two paragraphs of Item 6 of the Schedule 13D are hereby amended and restated in their entirety and supplemented to include a third paragraph to read as follows:

Matthew T. Moroun is the son of Nora M. Moroun. Matthew T. Moroun is the husband of Lindsay S. Moroun. Voting and investment power over the MJM Revocable Trust is exercised by Matthew T. Moroun, as trustee, and Matthew T. Moroun is beneficiary of the MJM Revocable Trust. Voting and investment power over the NMM Annuity Trust is exercised by Matthew T. Moroun, as trustee. Voting and investment power over the 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust is exercised by Matthew T. Moroun, as trustee of both trusts, and Matthew T. Moroun’s descendants are beneficiaries of both trusts. Voting and control of the shares held by Redoubtable are exercised by its Manager, Matthew T. Moroun. The 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust collectively own 100% of Redoubtable, which principally owns and operates real estate businesses.

In connection with Nora M. Moroun’s sale of 1,471,521 shares of Common Stock on December 10, 2020, Matthew T. Moroun issued an interest-bearing promissory note to Nora M. Moroun for $26,617,670, payable in monthly installments through January 14, 2030.

In connection with the MJM Revocable Trust’s sale of 417,757 shares of Common Stock on June 18, 2021, the 2020 Nora Moroun Trust issued an interest-bearing promissory note to the Estate of Manuel J. Moroun for $8,773,000, payable in monthly installments through June 18, 2030.

Item 7. Material to be Filed as Exhibits

1.	Purchase Price Promissory Note, dated June 18, 2021, by the 2020 Nora Moroun Trust in favor of the Estate of Manuel J. Moroun, attached as Exhibit 1.

2.

Joint Filing Agreement, dated as of June 18, 2021, among Matthew T. Moroun, individually and as Trustee of the MJM Revocable Trust, the 2019 NMM Annuity Trust, the 2020 Nora Moroun Trust, and the 2020 Lindsay Moroun Trust; Nora M. Moroun; Lindsay Moroun; and Matthew T. Moroun, as Manager of Redoubtable (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed by the Reporting Persons with the Commission on December 29, 2020 (file number 005-81356)).

3.

Purchase Price Promissory Note, dated December 10, 2020, by Matthew T. Moroun in favor of Nora Moroun (incorporated by reference to Exhibit 2 of the Schedule 13D/A filed with the Commission on December 15, 2020 (file number 005-81356)).

4.

Amended and Restated Registration Rights Agreement, dated as of July 12, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 005-51142)).

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: June 24, 2021

/s/ Matthew T. Moroun, Individually
Matthew T. Moroun, Individually

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the MJM Revocable Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2019 NMM Annuity Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Nora Moroun Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Lindsay Moroun Trust

/s/ Matthew T. Moroun, as Manager
Matthew T. Moroun, as Manager of Redoubtable, LLC

/s/ Nora M. Moroun, Individually
Nora M. Moroun, Individually

/s/ Lindsay S. Moroun, Individually
Lindsay S. Moroun, Individually